Exhibit 22.1

List of Guarantor Subsidiaries

The following subsidiaries of Antero Resources Corporation (the “Company”) were, as of December 31, 2023, guarantors of the Company’s 5.00% senior notes due 2025:

Guarantor	Jurisdiction of Organization
Appalachian Real Estate LLC	Delaware
Antero Minerals LLC	Delaware
Antero Subsidiary Holdings LLC	Delaware
Monroe Pipeline LLC	Delaware
MU Marketing LLC	Delaware